EXHIBIT 21

                SUBSIDIARIES OF JONES APPAREL GROUP, INC.



                                State or County   Percentage of Voting
Name                            of Incorporation  Securities Owned *
---------------                 ----------------  --------------------

Melru Corporation                  New Jersey             100%

Jones Apparel Group Canada Inc.    Canada                 100%

Jones Investment Co., Inc.         Delaware               100%

Jones Holding Corporation          Delaware               100%

Jones International Limited        Hong Kong              100%

Bongal Company Limited             Hong Kong              100%

Jones Apparel Group (HK) Ltd.      Hong Kong              100%

Jones Far East Ltd.                Hong Kong              100%

Vestamex S.A. De C.V.              Mexico                 100%

Camisas de Juarez S.A. De C.V.     Mexico                 100%



* Directly or Indirectly